Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. You should read this discussion and analysis in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, as of and for the three and nine months ended September 30, 2023 included as Exhibit 99.1 to the Report on Form 6-K to which this discussion and analysis is included as Exhibit 99.2. You should also read this discussion and analysis in conjunction with our audited consolidated financial statements, including the notes thereto, included in our Annual Report on Form 20-F for the year ended December 31, 2022.
Our unaudited condensed consolidated interim financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Our audited consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The terms “dollar,” “USD” or “$” refer to U.S. dollars and the term “Swiss franc” and “CHF” refer to the legal currency of Switzerland, unless otherwise indicated. We have made rounding adjustments to some of the figures included in this discussion. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.
Unless otherwise indicated or the context otherwise requires, all references in this discussion and analysis to “ADC Therapeutics” or “ADCT,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to ADC Therapeutics SA and its consolidated subsidiaries.
Overview

We are a fully-integrated commercial-stage biotechnology company helping to improve the lives of those affected by cancer with our next-generation, targeted antibody drug conjugates (“ADCs”). Our flagship product, ZYNLONTA® (loncastuximab tesirine or Lonca) received accelerated approval from the FDA on April 23, 2021, and launched commercially in the U.S. shortly thereafter, for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (“DLBCL”) not otherwise specified, DLBCL arising from low-grade lymphoma, and also high-grade B-cell lymphoma. Our objective is to establish ZYNLONTA as the third line+ DLBCL standard of care while exploring ZYNLONTA in earlier lines of therapy and in combinations to expand our market opportunity.

We have a strong validated technology platform including our highly potent pyrrolobenzodiazepine (PBD) technology and are advancing this proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors. Additionally, we have a growing toolbox of different components allowing us to work on next-generation ADC products. By leveraging our R&D strengths, our disciplined approach to target selection and our preclinical and clinical development strategy, we have created a diverse portfolio and research pipeline. Our clinical-stage PBD-based pipeline consists of two company-sponsored candidates, ADCT-901 (KAAG1) and ADCT-601 (mipasetamab uzoptirine) (AXL), as well as one clinical-stage candidate, ADCT-602 (CD22), which is being developed in collaboration with a partner. We are also committed to broadening our ADC platform by expanding new antibody constructs and payloads and advancing our differentiated next-generation assets.
Cautionary Statement Regarding Forward-Looking Statements

This discussion contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “would”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “future”, “continue”, or “appear” or the negative of these terms or similar expressions, although not all forward-looking statements contain these identifying words. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed in or implied by such forward-looking statements. Factors that may cause such differences include, but are not limited to: the ability of the Company to cure the deficiency and to regain compliance with

NYSE listing standards and for the Company's common shares to remain listed on the NYSE; the success of the Company’s updated corporate strategy including operating efficiencies, capital deployment and portfolio prioritization; the Company’s ability to achieve the decrease in total operating expenses for 2023 and 2024, the expected cash runway into the middle of 2025, the effectiveness of the new commercial go-to-market strategy, competition from new technologies, the Company’s ability to grow ZYNLONTA revenue in the United States; Swedish Orphan Biovitrum AB (Sobi) ability to successfully commercialize ZYNLONTA in the European Economic Area and market acceptance, adequate reimbursement coverage, and future revenue from the same; approval by the NMPA of the BLA for ZYNLONTA in China submitted by Overland ADCT BioPharma and future revenue from the same, our strategic partners’, including Mitsubishi Tanabe Pharma Corporation, ability to obtain regulatory approval for ZYNLONTA in foreign jurisdictions, and the timing and amount of future revenue and payments to us from such partnerships; the Company’s ability to market its products in compliance with applicable laws and regulations; the Company’s expectations regarding the impact of the Infrastructure Investment and Jobs Act; the timing and results of the Company’s or its partners’ research projects or clinical trials including LOTIS 5 and 7, ADCT 901, 601 and 602, the impact, if any, from discontinuation of the LOTIS-9 study, actions by the FDA or foreign regulatory authorities with respect to the Company’s products or product candidates, the timing and outcome of regulatory submissions for the Company’s products or product candidates; the ability to complete clinical trials on expected timelines, if at all and the results of the same; projected revenue and expenses; the Company’s indebtedness, including Healthcare Royalty Management and Blue Owl and Oaktree facilities, and the restrictions imposed on the Company’s activities by such indebtedness, the ability to repay such indebtedness and the significant cash required to service such indebtedness; and the Company’s ability to obtain financial and other resources for its research, development, clinical, and commercial activities. Additional information concerning these and other factors that may cause actual results to differ materially from those anticipated in the forward-looking statements is contained in the “Risk Factors” section of the Company's Annual Report on Form 20-F and in the Company's other periodic reports and filings with the Securities and Exchange Commission.

The Company cautions investors not to place undue reliance on the forward-looking statements contained in this document. The Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this filing, except as required by law.
Recent Developments

Updated Corporate Strategy

During the third quarter of 2023, the Company fully rolled out the new commercial strategy, advanced our prioritized pipeline programs and continued to drive operating efficiencies. Following a comprehensive assessment conducted by the leadership team of the status of the business and the evolving market in the second quarter of 2023, the Company adjusted its corporate strategy to optimize operations and prioritize potential key value drivers:

•Implemented a new go-to-market model to help drive growth and optimize local area influence. The restructuring and the resulting disruptions that continued into the third quarter were necessary to fully capture the potential longer-term value of ZYNLONTA.
•Re-prioritized R&D pipeline to focus resources on the most advanced, lower risk value-generating programs:
◦The LOTIS-5, LOTIS-9 and LOTIS-7 studies which, if successful and support future regulatory approvals, have the potential to significantly increase ZYNLONTA’s market opportunity in earlier lines of therapy and with multiple combination partners.
◦Continuation of clinical-stage programs: ADCT-601 targeting AXL, ADCT-901 targeting KAAG1, ADCT-602 targeting CD22.
◦Halted investments in its two preclinical programs ADCT-212 targeting PSMA and ADCT-701 targeting DLK1.
•Increased efficiencies through a workforce reduction driven primarily by functions affected by the portfolio prioritization and back-office efficiencies, while maintaining the customer-facing footprint. Along with decreasing additional operating expenses, this will allow the Company to re-deploy capital in programs with the highest value-generating potential.

Portfolio Updates

ZYNLONTA

•The Company’s partner Sobi completed the first European commercial sale of ZYNLONTA with the launch in
Germany in the second quarter of 2023. The first commercial sale in the European Union triggered a USD 75 million milestone payment to the Company from HealthCare Royalty Partners under the royalty purchase agreement.
•     The pivotal Phase 2 clinical trial in China, led by Overland ADCT BioPharma, achieved its primary objective and demonstrated efficacy and safety data consistent with prior clinical trial results. Based on these positive results,
Overland ADCT BioPharma submitted its marketing authorization application to the China National Medical Products
Administration ("NMPA") seeking an indication for relapsed or refractory DLBCL after two or more lines of systemic therapy. The Biologics License Application ("BLA") submitted by Overland ADCT BioPharma was accepted for filing and granted priority review by the NMPA.
•The Company's partner Mitsubishi Tanabe Pharma Corporation ("MTPC") initiated the Phase 1/2 trial bridging study for ZYNLONTA. MTPC also joined the confirmatory Phase 3 LOTIS-5 study of ZYNLONTA in combination with rituximab in second-line or later, transplant ineligible DLBCL patients in Japan.
•The Company announced its plan to discontinue the Phase 2 LOTIS-9 trial studying ZYNLONTA in combination with rituximab in unfit or frail patients with previously untreated DLBCL. The FDA placed a partial clinical hold on the trial for new patient enrollment but will allow patients already on therapy who are deriving clinical benefit to remain on therapy after being reconsented. Following completion of treatment of any reconsenting patients, the Company will conduct the necessary steps to terminate the trial.
•     The LOTIS-5 Independent Data Monitoring Committee reviewed unblinded data at a regularly scheduled meeting in late July 2023 and noted that the study should proceed as planned. They also recognized that the LOTIS-9 and LOTIS-5 trials target very different patient populations.
•At the Eleventh Annual Meeting of the Society of Hematologic Oncology in September, updated safety run-in results from the confirmatory LOTIS-5 Phase 3 trial in combination with rituximab were presented and demonstrated an 80% overall response rate, a 50% complete response rate and median duration of response of 8.0 months with no new safety signals.
•The LOTIS-7 trial of ZYNLONTA in combination with bispecifics glofitamab or mosunetuzumab for the treatment of patients with DLBCL, follicular lymphoma and marginal zone lymphoma is actively enrolling patients.
•An American Society of Hematology abstract from the University of Miami investigator-initiated trial exploring ZYNLONTA in combination with rituximab in high-risk relapsed or refractory follicular lymphoma indicated that the combination was well tolerated with a 95% overall response rate at week 12 and at week 21, an 86% metabolic complete response rate.

Pipeline

•ADCT-601 (targeting AXL): Dose escalation in patients with non-small cell lung cancer and sarcoma is proceeding. The maximum tolerated dose has not yet been reached, and the immunohistochemistry ("IHC") assay is under final validation. Based on preclinical data, a pancreatic cancer cohort is being added with an enriched patient population.
•ADCT-901 (targeting KAAG1): Dose escalation is proceeding, and the IHC assay is under final validation.
•ADCT-602 (targeting CD22): Dose escalation and expansion in the Phase 1 trial in collaboration with MD Anderson Cancer Center is progressing and additional clinical trial sites are being added to accelerate enrollment.

Results of Operations
Comparison of the Three Months Ended September 30, 2023 and 2022
The following table summarizes our results of operations for the three months ended September 30, 2023 and 2022:

	Three Months Ended September 30,
in KUSD	2023	2022	Change	% Change
Product revenues, net	14,267	21,321	(7,054)	(33.1)%
License revenues and royalties	226	55,000	(54,774)	(99.6)%
Total revenue	14,493	76,321	(61,828)	(81.0)%

Operating expense
Cost of product sales	(366)	(1,295)	929	(71.7)%
Research and development expenses	(28,440)	(41,676)	13,236	(31.8)%
Selling and marketing expenses	(13,730)	(16,847)	3,117	(18.5)%
General and administrative expenses	(9,361)	(19,617)	10,256	(52.3)%
Total operating expense	(51,897)	(79,435)	27,538	(34.7)%
Loss from operations	(37,404)	(3,114)	(34,290)	1101.2%

Other income (expense)
Financial income	3,140	273	2,867	1050.2%
Financial expense	(12,942)	(11,356)	(1,586)	14.0%
Non-operating expense	(687)	(37,122)	36,435	(98.1)%
Total other expense	(10,489)	(48,205)	37,716	(78.2)%
Loss before taxes	(47,893)	(51,319)	3,426	(6.7)%
Income tax benefit	86	711	(625)	(87.9)%
Net loss	(47,807)	(50,608)	2,801	(5.5)%
Revenue
Product revenues, net
Product revenue, net, which is generated from sales of ZYNLONTA in the U.S., decreased to USD 14.3 million for the three months ended September 30, 2023 from USD 21.3 million for the three months ended September 30, 2022, a decrease of USD 7.1 million or 33.1%. The decrease is attributable to lower sales volume, which was impacted by the extended period of disruption following the restructuring of the Company's commercial organization, increased competition and higher gross-to-net deductions due to the Group Purchasing Organization ("GPO") contracting and the Infrastructure Investment and Jobs Act’s requirement for manufacturers of certain single-source drugs separately paid for under Medicare Part B and marketed in single-dose containers to provide annual refunds ("discarded drug rebate") for unused drug. This decrease was partially offset by an increase in price.

License revenues and royalties
License revenues and royalties for the three months ended September 30, 2023 amounted to KUSD 226 and is attributable to royalties recognized under our exclusive license agreement with Sobi. During July 2022, we entered into an exclusive license agreement with Sobi for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications outside of the U.S., greater China, Singapore and Japan. Under the terms of the agreement, the Company received an upfront payment of USD 55 million, which was recorded as license revenue within the unaudited condensed consolidated interim statement of operations.
See note 5, "Revenue recognition" to the unaudited condensed consolidated interim financial statements for further information.

Cost of sales
Cost of product sales primarily consist of direct and indirect costs relating to the manufacture of ZYNLONTA from third-party providers of manufacturing, distribution and logistics services, intangible asset amortization expense, impairment charges, royalties paid to a collaboration partner based on net product sales of ZYNLONTA and inventory written down amounts. Cost of product sales decreased to USD 0.4 million for the three months ended September 30, 2023 from USD 1.3 million for the three months ended September 30, 2022, a decrease of USD 0.9 million or 71.7%, primarily due to lower impairment charges related to the manufacturing of batches that did not meet our specifications.
R&D expenses
The following table summarizes our R&D expenses for our major development programs for the three months ended September 30, 2023 and 2022:

	Three Months Ended September 30,
in KUSD	2023	2022 [1]	Change
ZYNLONTA	17,109	15,961	1,148
Cami	637	7,662	(7,025)
ADCT-602	423	298	125
ADCT-601	2,235	1,668	567
ADCT-901	1,617	1,263	354
ADCT-212	349	5,501	(5,152)
Preclinical product candidates and research pipeline	2,878	2,522	356
Not allocated to specific programs(2)	3,035	2,492	543
Share-based compensation expense	157	4,309	(4,152)
R&D expenses	28,440	41,676	(13,236)
1 Prior to September 30, 2022, certain R&D costs were not allocated to specific programs. Prior periods have been recast to conform to the current period presentation.
2 Includes third-party contracting and employee expenses, as well as expenses for preclinical research, storage, shipping and lab consumables that span multiple programs.
Our R&D expense may vary substantially from period to period according to the status of our R&D activities. The timing of expenses are impacted by the commencement of clinical trials and enrollment of patients in clinical trials. In addition, R&D expense may fluctuate based on the status of regulatory approval of our drug candidates.

Our R&D expenses decreased to USD 28.4 million for the three months ended September 30, 2023 from USD 41.7 million for the three months ended September 30, 2022, a decrease of USD 13.2 million, or 31.8%.
The increase in R&D expenses related to ZYNLONTA was due to an increase in clinical trial expenses related to LOTIS 5 and LOTIS 9, partially offset by a decrease in manufacturing costs and lower clinical trial costs for LOTIS 3, LOTIS 6 and LOTIS 7 and professional fees.
The decrease in R&D expenses related to Cami was primarily due to completion of the Phase 2 study in 2022 and our decision to pause the program while we evaluated FDA feedback, while continuing to assess a potential regulatory pathway and seeking a partner to continue developing this program.
The decrease in R&D expenses related to ADCT-212 was primarily due to a decrease in expenses related to IND enabling analytical work during the three months ended September 30, 2023. We have re-prioritized the R&D pipeline to focus resources on the most advanced, lower risk value-generating programs and have therefore paused investments on this preclinical program.
The decrease in share-based compensation expense was driven by fluctuations in our share price and voluntary terminations during the three months ended September 30, 2023.

S&M expenses
The following table summarizes our S&M expenses for the three months ended September 30, 2023 and 2022:

	Three Months Ended September 30,
in KUSD	2023	2022	Change
External costs [1]	8,035	8,236	(201)
Employee expense [2]	5,695	8,611	(2,916)
S&M expenses	13,730	16,847	(3,117)
1 Includes depreciation expense for Property, plant and equipment. All other depreciation expense was not material.
2 Includes share-based compensation expense.
Our S&M expenses decreased to USD 13.7 million for the three months ended September 30, 2023 from USD 16.8 million for the three months ended September 30, 2022, a decrease of USD 3.1 million, or 18.5%. This decrease was primarily due to lower share-based compensation expense of USD 1.7 million due to fluctuations in our share price and voluntary terminations during the three months ended September 30, 2023, as well as lower wages and benefits of USD 1.0 million.

We expect our S&M expenses to continue to decrease as a percentage of revenue in the near-term as we implement cost reduction efforts through our new corporate strategy to help further reduce operating expenses.

G&A expenses
The following table summarizes our G&A expenses for the three months ended September 30, 2023 and 2022:

	Three Months Ended September 30,
in KUSD	2023	2022	Change
External costs [1]	3,907	5,020	(1,113)
Employee expense [2]	5,454	14,597	(9,143)
G&A expenses	9,361	19,617	(10,256)
1 Includes depreciation expense
2 Includes share-based compensation expense
Our G&A expenses decreased to USD 9.4 million for the three months ended September 30, 2023 from USD 19.6 million for the three months ended September 30, 2022, a decrease of USD 10.3 million, or 52.3%. Employee expense for the three months ended September 30, 2023 decreased primarily as a result of lower share-based compensation expense of USD 6.6 million due to fluctuations in our share price and voluntary terminations during the three months ended September 30, 2023, as well as lower wages and benefits of USD 1.5 million. External costs decreased primarily due to lower insurance and IT costs of USD 1.0 million.

We expect our G&A expenses to continue to decrease as a percentage of revenue in the near-term as we implement cost reduction efforts through our new corporate strategy to help further reduce operating expenses.

Other income (expense)
The following table summarizes our other income (expense) for the three months ended September 30, 2023 and 2022:

	Three Months Ended September 30,
in KUSD	2023	2022	Change
Financial income	3,140	273	2,867
Financial expense	(12,942)	(11,356)	(1,586)
Non-operating expense	(687)	(37,122)	36,435
Total other expense	(10,489)	(48,205)	37,716

Financial income
Our financial income for the three months ended September 30, 2023 was USD 3.1 million as compared to KUSD 273 for the three months ended September 30, 2022, an increase of USD 2.9 million. The increase was primarily due to higher interest income for the three months ended September 30, 2023 due to higher yields received on our cash deposits.
Financial expense
Our financial expense increased to USD 12.9 million for the three months ended September 30, 2023 from USD 11.4 million for the three months ended September 30, 2022, an increase of USD 1.6 million, or 14.0%. The increase was primarily due to USD 3.7 million of higher interest expense related to the accretion of our deferred royalty obligation with HCR, senior secured term loans and convertible loans, partially offset by a USD 2.2 million cumulative catch-up adjustment recognized in financial expense during the three months ended September 30, 2022 related to the deferred royalty obligation with HCR.
Non-operating expense
Notable items in non-operating expense impacting the results of operations for the three months ended September 30, 2023 and 2022 included:

		Three Months Ended September 30,
in KUSD	P&L Classification	2023	2022	Change
Fair value adjustment of Facility Agreement derivatives	Non-operating expense	—	4,660	(4,660)
Loss on debt extinguishment	Non-operating expense	—	42,114	(42,114)
Fair value adjustment of senior secured term loan warrant obligation	Non-operating income	299	2,543	(2,244)
Fair value adjustment of Deerfield warrant obligation	Non-operating income	140	9,418	(9,278)
Share of Overland ADCT BioPharma net loss	Non-operating expense	1,409	2,130	(721)
Convertible loans, derivatives, change in fair value income
The change in fair value of the convertible loans derivatives was recognized as expense of USD 4.7 million for the three months ended September 30, 2022. The increase in fair value of the embedded derivatives was primarily due to increases in the fair value of the underlying shares during the period. The loan was exchanged on August 15, 2022. As a result, no income or expense was recognized during the three months ended September 30, 2023. Our accounting is explained further in note 14, "Convertible loan" to the unaudited condensed consolidated interim financial statements.
Loss on debt extinguishment
As a result of the exchange agreement, the Company recognized a loss on extinguishment of USD 42.1 million for the three months ended September 30, 2022, which primarily consists of the difference between the aggregate principal amount and carrying value of the convertible loans, exit fee, as well as the unpaid interest payments through the maturity date.
Senior secured term loans and warrants
The Company has accounted for the first tranche of the senior secured term loan and warrants as one hybrid financial instrument, with the USD 120.0 million proceeds separated into two components: a warrant obligation and a loan. The warrant obligation has been recorded at its initial fair value at the time the agreement was entered into on August 15, 2022 and is remeasured to fair value on a quarterly basis. The loan is presented as a liability and represents the net present value of all future cash flows associated with the loan discounted at its EIR. The income of USD 0.3 million and USD 2.5 million as a result of changes in the warrant obligation for the three months ended September 30, 2023 and 2022, respectively, was primarily due to the decrease in fair value of the underlying shares during the respective periods. Our accounting for these changes in the fair value of our warrant obligation is explained in note 13, "Senior secured term loan facility and warrants" to the unaudited condensed consolidated interim financial statements.
Deerfield warrant obligation, change in fair value income
Pursuant to an exchange agreement with Deerfield entered into on August 15, 2022, the Company issued warrants to Deerfield to purchase an aggregate of 4,412,840 common shares. The Deerfield warrant obligation has been recorded at its initial fair value at the time the agreement was entered into on August 15, 2022 and is remeasured to fair value on a quarterly basis. The income of USD 0.1 million and USD 9.4 million as a result of changes in the warrant obligation for the three months ended September 30, 2023 and 2022, respectively, was primarily due to the decrease in fair value of the underlying shares during the respective periods. Changes in fair value of the Deerfield warrant obligation are explained in note 15, "Deerfield warrants" to the unaudited condensed consolidated interim financial statements.
Share of Results with Joint Venture
We recorded our proportionate share of Overland ADCT BioPharma’s net loss of USD 1.4 million and USD 2.1 million for the three months ended September 30, 2023 and 2022, respectively. The decrease in Overland ADCT BioPharma's net loss for the three months ended September 30, 2023 as compared to the three months ended September 30, 2022 was primarily attributable to lower R&D costs as the BLA submitted by Overland ADCT BioPharma has been accepted and granted priority review by the NMPA. See note 11, “Interest in joint venture” within the notes to the unaudited condensed consolidated interim financial statements for further details.
Income tax benefit
We recorded an income tax benefit of USD 0.1 million for the three months ended September 30, 2023 as compared to USD 0.7 million for the three months ended September 30, 2022.

We are subject to corporate taxation in Switzerland. We are also subject to taxation in other jurisdictions in which we operate, in particular, the United States and the United Kingdom, where our two wholly-owned subsidiaries are incorporated. We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years, which could be used to offset future taxable income. We are also entitled under U.S. tax law to carry forward R&D tax credits for a period of up to 20 years, which could be used to offset future taxable income.

The income tax benefit recorded for the three months ended September 30, 2023 is significantly less than the loss before taxes effected at the blended statutory rate due to the fact that we do not recognize current or deferred income taxes in connection with our Swiss operations. We do not expect to be able to realize the benefit of our tax loss carryforwards for Swiss corporate income tax purposes, and, therefore, we have not recognized deferred tax assets in our financial statements. Further, we do not generate or pay current income taxes in Switzerland.

Our income tax benefit recorded during the three months ended September 30, 2023, as well as the three months ended September 30, 2022, is driven by our U.S. operations. Generally, current income tax is recorded primarily due to our internal arrangements to reimburse our foreign subsidiaries in the U.S. and the United Kingdom for the services they render to our parent company in Switzerland. Commercial sales in the U.S. also contributed to the current period income tax expense. Ultimately, the net profit at each subsidiary is subject to local income tax. During the three months ended September 30, 2023, with respect to our U.S. operations, current income tax expense of USD 0.3 million was recorded and offset by deferred income tax benefit of USD 0.6 million.

In estimating future taxable income to assess the realizability of deferred tax assets, management develops assumptions including the amount of future net revenue and pre-tax operating income and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying business. Management notes that its projections of future taxable profits rely on currently enacted law and are subject to revision if the U.S. legislates new tax law. As such, changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. We record the effect of a tax rate or law change on our deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material effect on our financial condition, results of operations or cash flows.

Comparison of the Nine Months Ended September 30, 2023 and 2022
The following table summarizes our results of operations for the nine months ended September 30, 2023 and 2022:

	For the Nine Months Ended September 30,
in KUSD	2023	2022	Change	% Change
Product revenues, net	52,417	55,110	(2,693)	(4.9)%
License revenues and royalties	351	85,000	(84,649)	(99.6)%
Total revenue	52,768	140,110	(87,342)	(62.3)%
Operating expense
Cost of product sales	(2,275)	(4,090)	1,815	(44.4)%
Research and development expenses	(99,864)	(139,165)	39,301	(28.2)%
Selling and marketing expenses	(43,537)	(52,876)	9,339	(17.7)%
General and administrative expenses	(35,857)	(56,868)	21,011	(36.9)%
Total operating expense	(181,533)	(252,999)	71,466	(28.2)%
Loss from operations	(128,765)	(112,889)	(15,876)	14.1%

Other income (expense)
Financial income	7,250	18,597	(11,347)	(61.0)%
Financial expense	(38,650)	(29,374)	(9,276)	31.6%
Non-operating expense	(1,143)	(10,805)	9,662	(89.4)%
Total other expense	(32,543)	(21,582)	(10,961)	50.8%
Loss before taxes	(161,308)	(134,471)	(26,837)	20.0%
Income tax benefit	6,958	2,828	4,130	146.0%
Net loss	(154,350)	(131,643)	(22,707)	17.2%
Revenue
Product revenues, net

Product revenue, net, which is generated from sales of ZYNLONTA in the U.S. decreased to USD 52.4 million for the nine months ended September 30, 2023, from USD 55.1 million for the nine months ended September 30, 2022, a decrease of USD 2.7 million. This decrease is primarily due to higher gross-to-net deductions due to the Group Purchasing Organization ("GPO") contracting and the Infrastructure Investment and Jobs Act's requirement for manufacturers of certain single-source drugs separately paid for under Medicare Part B and marketed in single-dose containers to provide annual refunds ("discarded drug rebate") for unused drug, partially offset by price increases and higher sales volumes as we continue to commercialize ZYNLONTA.

License revenues and royalties
License revenues and royalties for the nine months ended September 30, 2023 amounted to KUSD 351 and is attributable to royalties recognized under our exclusive license agreement with Sobi. On January 18, 2022, we entered into an exclusive license agreement with MTPC for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications in Japan. Under the terms of the agreement, we received an upfront payment of USD 30 million. During July 2022, we entered into an exclusive license agreement with Sobi for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications outside of the U.S., greater China, Singapore and Japan. Under the terms of the agreement, the Company received an upfront payment of USD 55 million. Both of these items were recorded as license revenue within the unaudited condensed consolidated interim statement of operations during the nine months ended September 30, 2022. See note 5, "Revenue recognition" to the unaudited condensed consolidated interim financial statements for further information.

Cost of sales
Cost of product sales primarily consist of direct and indirect costs relating to the manufacture of ZYNLONTA from third-party providers of manufacturing, distribution and logistics services, intangible asset amortization expense, impairment charges, royalties paid to a collaboration partner based on net product sales of ZYNLONTA and inventory written down amounts. Cost of product sales decreased to USD 2.3 million for the nine months ended September 30, 2023 from USD 4.1 million for the nine months ended September 30, 2022, a decrease of USD 1.8 million primarily associated with lower impairment charges related to the manufacturing of batches that did not meet our specifications.
R&D expenses
The following table summarizes our R&D expenses for our major development programs for the nine months ended September 30, 2023 and 2022:

	Nine Months Ended September 30,
in KUSD	2023	2022 [1]	Change
ZYNLONTA	52,960	56,983	(4,023)
Cami	9,710	26,258	(16,548)
ADCT-602	1,244	890	354
ADCT-601	6,830	6,135	695
ADCT-901	5,525	3,987	1,538
ADCT-212	4,749	15,069	(10,320)
Preclinical product candidates and research pipeline	8,680	8,458	222
Not allocated to specific programs(2)	6,968	7,288	(320)
Share-based compensation	3,198	14,097	(10,899)
R&D expenses	99,864	139,165	(39,301)
1 Prior to September 30, 2022, certain R&D costs were not allocated to specific programs. Prior periods have been recast to conform to the current period presentation.
2 Includes third-party contracting and employee expenses, as well as expense for preclinical research, storage, shipping and lab consumables that span multiple programs.
Our R&D expense may vary substantially from period to period according to the status of our R&D activities. The timing of expenses are impacted by the commencement of clinical trials and enrollment of patients in clinical trials. In addition, R&D expense may fluctuate based on the status of regulatory approval of our drug candidates.

Our R&D expenses decreased to USD 99.9 million for the nine months ended September 30, 2023 from USD 139.2 million for the nine months ended September 30, 2022, a decrease of USD 39.3 million, or 28.2%.
The decrease in R&D expenses related to ZYNLONTA was due to higher cost sharing with our partners in clinical trial costs primarily resulting from the Sobi license agreement executed in July 2022. We also had lower clinical trial costs for LOTIS 3, LOTIS 6 and LOTIS 7, as well as lower professional fees related to ZYNLONTA, partially offset by higher clinical trial expenses for LOTIS 5 and LOTIS 9 for the nine months ended September 30, 2023.
The decrease in R&D expenses related to Cami was primarily due to completion of the Phase 2 study in 2022 and our decision to pause the program while we evaluated FDA feedback, while continuing to assess a potential regulatory pathway and seeking a partner to continue developing this program.
The increase in R&D expenses related to ADCT-901 was primarily due to increased clinical trial expenses that resulted from increased enrollment and ongoing treatment and monitoring of currently enrolled and completed patients.
The decrease in R&D expenses related to ADCT-212 was primarily due to a decrease in expenses related to IND enabling analytical work during the nine months ended September 30, 2023. We have re-prioritized the R&D pipeline to focus resources on the most advanced, lower risk value-generating programs and have therefore paused investments on this preclinical program.
The decrease in share-based compensation expense was driven by fluctuations in our share price, voluntary terminations and the workforce reduction announced and put into effect during the second quarter of 2023.

S&M expenses
The following table summarizes our S&M expenses for the nine months ended September 30, 2023 and 2022:

	Nine Months Ended September 30,
in KUSD	2023	2022	Change
External costs [1]	23,724	26,406	(2,682)
Employee expense [2]	19,813	26,470	(6,657)
S&M expenses	43,537	52,876	(9,339)
1 Includes depreciation expense for Property, plant and equipment. All other depreciation expense was not material.
2 Includes share-based compensation expense.
Our S&M expenses decreased to USD 43.5 million for the nine months ended September 30, 2023 from USD 52.9 million for the nine months ended September 30, 2022, a decrease of USD 9.3 million, or 17.7%. The decrease was primarily due to lower share-based compensation expense of USD 5.3 million due to fluctuations in our share price, voluntary terminations and the commercial re-alignment announced and put into effect during the second quarter of 2023 as well as lower wages and benefits of USD 1.4 million. The decrease was also attributable to USD 2.7 million in lower spend on marketing, analytics and expenses, including those expenses in the European Union relating to the commercial launch of ZYNLONTA.
We expect our S&M expenses to continue to decrease as a percentage of revenue in the near-term as we implement cost reduction efforts through our new corporate strategy to help further reduce operating expenses.

G&A expenses
The following table summarizes our general and administrative expenses for the nine months ended September 30, 2023 and 2022:

	Nine Months Ended September 30,
in KUSD	2023	2022	Change
External costs [1]	13,326	18,539	(5,213)
Employee expense [2]	22,531	38,329	(15,798)
G&A expenses	35,857	56,868	(21,011)
1 Includes depreciation expense
2 Includes share-based compensation expense
Our G&A expenses decreased to USD 35.9 million for the nine months ended September 30, 2023 from USD 56.9 million for the nine months ended September 30, 2022, a decrease of USD 21.0 million, or 36.9%. Employee expense for the nine months ended September 30, 2023 decreased primarily as a result of lower share-based compensation expense of USD 14.8 million due to fluctuations in our share price, the transition of a board member, voluntary terminations and the workforce reductions announced and put into effect during the second quarter of 2023 as well as lower temporary help and recruiting of USD 0.7 million. External costs incurred during the nine months ended September 30, 2023 decreased primarily due to lower insurance and IT costs of USD 3.1 million, as well as lower professional fees of USD 1.7 million, which primarily includes fees associated with the license agreement entered into with MTPC.

Other income (expense)
The following table summarizes our other income and expense for the nine months ended September 30, 2023 and 2022:

	Nine Months Ended September 30,
in KUSD	2023	2022	Change
Other income (expense)
Financial income	7,250	18,597	(11,347)
Financial expense	(38,650)	(29,374)	(9,276)
Non-operating expense	(1,143)	(10,805)	9,662
Total other expense	(32,543)	(21,582)	(10,961)
Financial income
Our financial income for the nine months ended September 30, 2023 was USD 7.3 million as compared to USD 18.6 million for the nine months ended September 30, 2022, a decrease of USD 11.3 million, or 61.0%. The decrease was primarily related to a USD 18.3 million cumulative catch-up adjustment associated with the deferred royalty obligation with HCR during the nine months ended September 30, 2022 due to revised revenue forecasts used in the valuation model, which revisions were primarily attributable to updates made for the Company’s 2022 strategic planning decisions, including updated development plans, partially offset by higher interest income of USD 6.9 million for the nine months ended September 30, 2023 due to higher yields received on our cash deposits.
Financial expense
We had financial expense of USD 38.7 million for the nine months ended September 30, 2023 compared to USD 29.4 million of financial expense for the nine months ended September 30, 2022, an increase in financial expense of USD 9.3 million. The increase was primarily related to higher interest expense of USD 6.4 million related to the accretion of our deferred royalty obligation with HCR, senior secured term loans and convertible loans as well as a higher cumulative catch-up adjustment of USD 2.6 million associated with the deferred royalty obligation with HCR due to revised revenue forecasts used in the valuation model, which revisions were primarily attributable to the Company’s 2023 updated development plans.
Non-operating expense
Notable items other than revenue from product sales and license revenue impacting the results of operations for the nine months ended September 30, 2023 and 2022 included:

		Nine Months Ended September 30,
in KUSD	P&L Classification	2023	2022	Change
Fair value adjustment of Facility Agreement derivatives	Non-operating income	—	25,650	(25,650)
Loss on debt extinguishment	Non-operating expense	—	42,114	(42,114)
Fair value adjustment of senior secured term loan warrant obligation	Non-operating income	916	2,543	(1,627)
Fair value adjustment of Deerfield warrant obligation	Non-operating income	776	9,418	(8,642)
Share of Overland ADCT BioPharma net loss	Non-operating expense	3,539	6,549	(3,010)
Convertible loans, derivatives, change in fair value income
The change in fair value of the convertible loans derivatives was recognized as income of USD 25.7 million for the nine months ended September 30, 2022. The decreases in fair values of the embedded derivatives were primarily due to decreases in the fair value of the underlying shares during the period. The loan was exchanged on August 15, 2022. As a result, no income or expense was recognized during the nine months ended September 30, 2023. Our accounting is explained further in note 14, "Convertible loan" to the unaudited condensed consolidated interim financial statements.
Loss on debt extinguishment
As a result of the exchange agreement, the Company recognized a loss on extinguishment of USD 42.1 million for the nine months ended September 30, 2022, which primarily consists of the difference between the aggregate principal amount and carrying value of the convertible loans, exit fee, as well as the unpaid interest payments through the maturity date.
Senior secured term loans and warrants
The Company has accounted for the first tranche of the senior secured term loan and warrants as one hybrid financial instrument, with the USD 120.0 million proceeds separated into two components: a warrant obligation and a loan. The warrant obligation has been recorded at its initial fair value at the time the agreement was entered into on August 15, 2022 and is remeasured to fair value on a quarterly basis. The loan is presented as a liability and represents the net present value of all future cash flows associated with the loan discounted at its EIR. The income of USD 0.9 million and USD 2.5 million as a result of changes in the warrant obligation for the nine months ended September 30, 2023 and 2022, respectively, was primarily due to the decrease in fair value of the underlying shares during the respective periods. Our accounting for these changes in the fair value of our warrant obligation is explained in note 13, "Senior secured term loan facility and warrants" to the unaudited condensed consolidated interim financial statements.
Deerfield warrant obligation, change in fair value income
Pursuant to an exchange agreement with Deerfield entered into on August 15, 2022, the Company issued warrants to Deerfield to purchase an aggregate of 4,412,840 common shares. The Deerfield warrant obligation has been recorded at its initial fair value at the time the agreement was entered into on August 15, 2022 and is remeasured to fair value on a quarterly basis. The income of USD 0.8 million and USD 9.4 million as a result of changes in the warrant obligation for nine months ended September 30, 2023 and 2022, respectively, was primarily due to the decrease in fair value of the underlying shares during the respective periods. Changes in fair value of the Deerfield warrant obligation are explained in note 15, "Deerfield warrants" to the unaudited condensed consolidated interim financial statements.
Share of Results with Joint Venture
We recorded our proportionate share of Overland ADCT BioPharma’s net loss of USD 3.5 million and USD 6.5 million for the nine months ended September 30, 2023 and 2022, respectively. The decrease in Overland ADCT BioPharma's net loss for the nine months ended September 30, 2023 as compared to the nine months ended September 30, 2022 was primarily attributable to lower R&D costs as the BLA submitted by Overland ADCT BioPharma has been accepted and granted priority review by the NMPA, as well as lower share-based compensation expense as a result of a workforce reduction in the second quarter of 2023. We also recorded a USD 0.6 million true-up during the nine months ended September 30, 2023 to align our proportionate share of Overland ADCT BioPharma's share-based compensation expense, which was lower than our estimate for the year ended December 31, 2022. See note 11, “Interest in joint venture” within the notes to the unaudited condensed consolidated interim financial statements for further details.
Income tax benefit
We recorded an income tax benefit of USD 7.0 million for the nine months ended September 30, 2023 as compared to income tax benefit of USD 2.8 million for the nine months ended September 30, 2022.
We are subject to corporate taxation in Switzerland. We are also subject to taxation in other jurisdictions in which we operate, in particular, the United States and the United Kingdom, where our two wholly-owned subsidiaries are incorporated. We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years, which could be used to offset future taxable income. We are also entitled under U.S. tax law to carry forward R&D tax credits for a period of up to 20 years, which could be used to offset future taxable income.

The income tax benefit recorded for the nine months ended September 30, 2023 is significantly less than the loss before taxes effected at the blended statutory rate due to the fact that we do not recognize current or deferred income taxes in connection with our Swiss operations. We do not expect to be able to realize the benefit of our tax loss carryforwards for Swiss corporate income tax purposes, and, therefore, we have not recognized deferred tax assets in our financial statements. Further, we do not generate or pay current income taxes in Switzerland.

Our income tax benefit recorded during the nine months ended September 30, 2023 is driven by our U.S. operations. Our income tax benefit associated with our US operations of USD 7.3 million recorded during the nine months ended September 30, 2023 was driven by USD 5.4 million of deferred income tax benefit in connection with return-to-provision adjustments on our 2022 U.S. income tax returns (filed during this quarter). Generally, current income tax is recorded primarily due to our internal arrangements to reimburse our foreign subsidiaries in the U.S. and the United Kingdom for the services they render to our parent company in Switzerland. Commercial sales in the U.S. also contributed to the current period income tax expense. Ultimately, the net profit at each subsidiary is subject to local income tax. During the nine months ended September 30, 2023, with respect to our U.S. operations, a deferred tax benefit of USD 8.6 million was recorded and partially offset by current income tax expense of USD 1.3 million.

Comparatively, our income tax benefit of USD 2.8 million recorded during the nine months ended September 30, 2022 was driven by USD 7.6 million of deferred income tax benefit recorded in connection with the recognition of deferred tax assets associated with our U.S. operations on the basis of our projections of future taxable income, partially offset by the current income tax expense of USD 4.7 million.

In estimating future taxable income to assess the realizability of deferred tax assets, management develops assumptions including the amount of future net revenue and pre-tax operating income and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying business. Management notes that its projections of future taxable profits rely on currently enacted law and are subject to revision if the U.S. legislates new tax law. As such, changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. We record the effect of a tax rate or law change on our deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material effect on our financial condition, results of operations or cash flows.
Liquidity and Capital Resources
As of September 30, 2023, we had cash and cash equivalents of USD 310.4 million. We also have an at-the-market (“ATM”) offering program, pursuant to which we may sell our common shares with an aggregate offering price of up to USD 150.0 million. There have been no shares sold under the ATM program to date. We plan to continue to fund our operating needs through our existing cash and cash equivalents, revenues from the sale of ZYNLONTA, potential milestone and royalty payments under our licensing agreements and additional equity financings, debt financings and/or other forms of financing, as well as funds provided by collaborations. We are also continuously engaged in discussions to establish value-maximizing strategic collaborations, business combinations, acquisitions, dispositions, licensing opportunities and similar transactions to further the clinical development and commercialization of ZYNLONTA and/or our product candidates.
Our primary uses of capital are, and we expect will continue to be, R&D expenses, S&M expenses, compensation and related expenses, interest and principal payments on debt obligations and other operating expenses. We expect to incur substantial expenses as we continue to devote substantial resources to research and development and marketing and commercialization efforts, in particular to establish ZYNLONTA as the 3L+ diffuse large B cell lymphoma (“DLBCL”) standard of care, continue to study and advance ZYNLONTA in earlier lines of therapy and in combinations to potentially expand our market opportunity and further develop our clinical-stage PBD-based pipeline and our ADC platform. Cash used to fund operating expenses is impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses, as well as the timing of collecting receivables from the sale of ZYNLONTA and paying royalties related to our deferred royalty obligation.
Cash Flows
Comparison of the Nine Months Ended September 30, 2023 and 2022
The following table summarizes our cash flows for the nine months ended September 30, 2023 and 2022:

(in KUSD)	Nine months ended September 30,
Net cash (used in) provided by:	2023	2022	Change
Operating activities	(85,613)	(84,697)	(916)
Investing activities	(2,689)	(2,391)	(298)
Financing activities	72,236	1,855	70,381
Net change in cash and cash equivalents	(16,066)	(85,233)	69,167

Net cash used in operating activities

Net cash used in operating activities increased to USD 85.6 million for the nine months ended September 30, 2023 from USD 84.7 million for the nine months ended September 30, 2022, an increase of USD 0.9 million, or 1.1%. Lower cash inflows from revenues during the nine months ended September 30, 2023 were partially offset by tax refunds received.
Net cash used in investing activities
Net cash used in investing activities increased to USD 2.7 million for the nine months ended September 30, 2023 from USD 2.4 million for the nine months ended September 30, 2022, an increase of USD 0.3 million, or 12.5%. Net cash used in investing activities was consistent period over period and primarily relates to purchases of property, plant and equipment and intangible assets.
Net cash provided by financing activities
Net cash provided by financing activities was USD 72.2 million for the nine months ended September 30, 2023 and primarily related to the proceeds received under the deferred royalty obligation with HCR upon the first commercial sale of ZYNLONTA in the United Kingdom or any European Union country. For the nine months ended September 30, 2022, we drew down USD 120.0 million principal amount of term loans under the Loan Agreement prior to transaction costs paid of USD 5.5 million during the three months ended September 30, 2022. In addition, we received USD 6.1 million of proceeds, net of transaction costs paid during the three months ended September 30, 2022, from the issuance of shares under the share purchase agreement. Additionally, we exchanged our senior secured convertible notes pursuant to the exchange agreement with Deerfield, resulting in USD 118.1 million (including exit fees and transaction costs) being used. See note 13, "Senior secured term loan facility and warrants", note 14, "Convertible loans" and note 15, "Deerfield warrants" to the unaudited condensed consolidated interim financial statements for further information.
Operating Capital Requirements
As of September 30, 2023, we had cash and cash equivalents of USD 310.4 million. Based on our current business plan, we believe that our existing cash and cash equivalents, forecasted revenue from ZYNLONTA and receipt of forecasted royalty and milestone payments under our license agreements will enable us to meet our financial obligations for at least the next 12 months from the date of issuance of these unaudited condensed consolidated interim financial statements. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, which are outlined in our Annual Report on Form 20-F for the year ended December 31, 2022 and our subsequent filings with the Securities Exchange Commission ("SEC"), as well as actual versus forecast demand for ZYNLONTA and amounts that we receive under our license and collaboration agreements. In addition, we may seek to raise additional capital through debt and equity financings, license agreements and other arrangements and combinations thereof that we believe are in our best interest.
Off-Balance Sheet Arrangements
As of September 30, 2023 and during the periods presented, we did not have, and we do not currently have, any off-balance sheet arrangements.
Quantitative and Qualitative Disclosures about Market Risk
During the periods presented, there were no significant changes to our quantitative and qualitative disclosures about market risk from those described in the section in our Annual Report on Form 20-F for the year ended December 31, 2022 titled “Item 11. Quantitative and Qualitative Disclosures About Market Risk” with the exception of a hypothetical 100 basis point increase (decrease) in our interest rate as of September 30, 2023. A hypothetical 100 basis point increase (decrease) in the interest rate as of September 30, 2023 would have increased (decreased) the effective interest associated with our senior secured term loan facility by KUSD 1,124 and (KUSD 1,124).
Critical Accounting Policies and Significant Judgments and Estimates

In preparing the unaudited condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty included those that applied to the consolidated financial statements for the year ended December 31, 2022. There have been no material changes to the significant accounting policies other than those described in note 3, "Significant accounting policies" to our unaudited condensed consolidated interim financial statements.
Recent Accounting Pronouncements
See note 3, “Significant accounting policies”, to our unaudited condensed consolidated interim financial statements for a description of recent accounting pronouncements applicable to our unaudited condensed consolidated interim financial statements.

Risk Factors

We are providing the following information to supplement the risk factors described in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 15, 2023:

Our common shares may be delisted from the New York Stock Exchange (“NYSE”).

To maintain the listing of our common shares on the NYSE, we are required to satisfy various continued listing criteria, including with respect to trading price and market capitalization. On October 10, 2023, we received a notice from the NYSE that we were not in compliance with the continued listing minimum price criteria set forth in Section 802.01C of the NYSE Listed Company Manual, which requires listed companies to maintain an average closing share price of at least $1.00 over a consecutive 30 trading-day period. See our Report on Form 6-K filed with the SEC on November 7, 2023 relating to our receipt of the noncompliance notice from the NYSE. Although the notice has no immediate impact on the listing of our common shares, there can no assurance that we will be able to cure this deficiency within the period provided by the NYSE or that we will be able to maintain compliance with other continued listing standards. If we are not able to regain compliance with the NYSE’s continued listing standards, our common shares will be delisted from the NYSE, which would have an adverse effect on our stock price, our ability to raise capital through the sale of our common shares, the liquidity of our common shares, investors’ ability to obtain quotations for our common shares and investors’ ability to trade our common shares. Furthermore, if our common shares are delisted from the NYSE, there can be no assurance that we will be able to list our common shares on the NYSE or any other stock exchange in the future. If needed, we expect to seek to take actions to restore our compliance with NYSE’s listing requirements, but we can provide no assurance that any such action taken by us would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock or prevent our common stock from dropping below the NYSE minimum bid price requirement in the future.